UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13(d)-2(b)

Harvest Natural Resources, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
41754V103
(CUSIP Number)
December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages

CUSIP No.	41754V103	Page	2	of	14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) The Pabrai Investment Fund 2, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,692,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,692,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,692,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.9%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	41754V103	Page	3	of	14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pabrai Investment Fund 3, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,247,700

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,247,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,247,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.6%

12	TYPE OF REPORTING PERSON

	CO

CUSIP No.	41754V103	Page	4	of	14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) The Pabrai Investment Fund IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,592,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		2,592,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,592,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.4%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	00080S101	Page	5	of	14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Dalal Street, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		76,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		76,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	76,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	*

12	TYPE OF REPORTING PERSON

	CO
*  Less than one-tenth of one percent.

CUSIP No.	41754V103	Page	6	of	14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Harina Kapoor

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		105,001

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		105,001

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	105,001*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	**

12	TYPE OF REPORTING PERSON

	IN
* Includes (a) 1 share of common stock held by the IRA FBO Harina Kapoor, (b) 54,000 shares of common stock held by the Dakshana Foundation, a 501(c)(3) organization controlled by Ms. Kapoor and Mr. Pabrai, and (c) 44,000 shares held by Ms. Kapoor and her husband, Mr. Pabrai, as joint tenants with rights of survivorship.
** Less than one-tenth of one percent.

CUSIP No.	41754V103	Page	7	of	14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Mohnish Pabrai

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,712,701

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		5,712,701

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,712,701*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.4%

12	TYPE OF REPORTING PERSON

	IN
* Includes (a) 1 share of common stock held by the IRA FBO Harina Kapoor, (b) 7,000 shares held by Ms. Harina Kapoor, (c) 54,000 shares of common stock held by the Dakshana Foundation, a 501(c)(3) organization controlled by Ms. Kapoor and Mr. Pabrai, and (d) 44,000 shares held by Ms. Kapoor and her husband, Mr. Pabrai, as joint tenants with rights of survivorship.

CUSIP No. 41754V103	Page 8 of 14 pages

Item 1. (a) Name of Issuer.	Harvest Natural Resources, Inc.

Item 1. (b) Address of Issuer’s Principal Executive Offices.	1177 Enclave Parkway,
Suite 300
Houston, Texas 77077
Item 2. (a) Name of Person Filing.
This Schedule 13G/A is filed on behalf of The Pabrai Investment Fund II, L.P., an Illinois limited partnership (“PIF2”), Pabrai Investment Fund 3, Ltd., a British Virgin Islands corporation (“PIF3”), The Pabrai Investment Fund IV, L.P., a Delaware limited partnership (“PIF4”), Dalal Street, LLC, a California limited liability company (“Dalal Street”), which is general partner of PIF2 and PIF4 and sole investment manager of PIF3, Harina Kapoor, and Mohnish Pabrai, sole shareholder and chief executive officer of Dalal Street and a shareholder and president of PIF3 (collectively, the “Reporting Persons”), pursuant to a Joint Reporting Agreement dated February 14, 2008, filed by the Reporting Persons as Exhibit A to this Schedule 13G/A.
Item 2. (b) Address of Principal Business Office or, if none, Residence.
114 Pacifica
Suite 240
Irvine, CA 92618-3321
Item 2. (c) Citizenship.
PIF2 is an Illinois limited partnership. PIF4 is a Delaware limited partnership. PIF3 is a British Virgin Islands corporation. Dalal Street is a California limited liability company. Mohnish Pabrai is a United States citizen and his wife, Harina Kapoor, is also a United States citizen.
Item 2. (d) Title of Class of Securities. Common Stock, par value $.01 per share.
Item 2. (e) CUSIP Number. 41754V103
Item 3. If this Statement is fled pursuant to Rule 13d-1(b), 13d-2(b) or (c), check whether the person filing is a:
              Not applicable.
Item 4. Ownership.
(a) and (b).
This Schedule 13G/A shall not be construed as an admission that any Reporting Person is, either for purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended (the “Act”) or for other purposes, is the beneficial owner of any securities covered by this

CUSIP No. 41754V103	Page 9 of 14 pages
statement. By virtue of the relationships between and among (i) Dalal Street in its capacity as the general partner and investment manager of PIF2, PIF4 and PIF3, respectively, (ii) Mohnish Pabrai, in his capacity as sole shareholder and chief executive officer of Dalal Street and president of PIF3 and (iii) the other Reporting Persons, as further described in Item 2(a), each of the Reporting Persons may be deemed to be the beneficial owner of all or a portion of the Common Units held by the other Reporting Persons. Because of the relationships described in Item 2(a), the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the Common Units held by members of the group. The Reporting Persons disclaim membership in a group and disclaim beneficial ownership of any of the Common Units except as follows.

	Common Stock
Reporting Person	Beneficially Owned		% of Class (‡)
The Pabrai Investment Fund II, L.P.	1,692,000		4.9%

Pabrai Investment Fund 3, Ltd.	1,247,700		3.6%

Pabrai Investment Fund IV, L.P.	2,592,000		7.4%

Dalal Street, LLC	76,000		*

Harina Kapoor	105,001	**	*

Mohnish Pabrai	5,712,701	***	16.4%

‡	All percentages in this table are based on the 34,884,266 shares of Common Stock of Harvest Natural Resources, Inc. issued and outstanding as of October 25, 2007, as reported in the Form 10-Q for the quarterly period ended September 30, 2007 filed by Harvest Natural Resources, Inc. with the Securities and Exchange Commission on November 1, 2007.

*	Less than one-tenth of one percent.

**	Includes (a) 1 share of common stock held by the IRA FBO Harina Kapoor, (b) 54,000 shares of common stock held by the Dakshana Foundation, a 501(c)(3) organization controlled by Ms. Kapoor and Mr. Pabrai, and (c) 44,000 shares held by Ms. Kapoor and her husband, Mr. Pabrai, as joint tenants with rights of survivorship.

***	Includes (a) 1 share of common stock held by the IRA FBO Harina Kapoor, (b) 7,000 shares held by Ms. Harina Kapoor, (c) 54,000 shares of common stock held by the Dakshana Foundation, a 501(c)(3) organization controlled by Ms. Kapoor and Mr. Pabrai, and (d) 44,000 shares held by Ms. Kapoor and her husband, Mr. Pabrai, as joint tenants with rights of survivorship.

CUSIP No. 41754V103	Page 10 of 14 pages
(c) Dalal Street and Mohnish Pabrai, in his capacity as chief executive officer of Dalal Street, have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of the shares of Common Stock set forth opposite the name of each of PIF2, PIF4 and PIF3 in the table above. Dalal Street and Mohnish Pabrai disclaim beneficial ownership of any such shares of Common Stock except to the extent of their pecuniary interest therein, if any. Mohnish Pabrai and Harina Kapoor share the power to vote or to direct the vote and the power to dispose or to direct the disposition of 105,001 shares of Common Stock set forth opposite their respective names in the table above. Harina Kapoor, in her capacity as account holder, and Mohnish Pabrai, in his capacity as husband and advisor, have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of the shares of Common Stock held by the IRA FBO Harina Kapoor. Mohnish Pabrai disclaims beneficial ownership of any such shares of Common Stock held by the IRA FBO Harina Kapoor except to the extent of his pecuniary interest therein, if any.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
This Schedule 13G/A is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Reporting Persons described herein, some or all of the Reporting Persons may be deemed to comprise a “group” within the meaning of Section 13 of the Act and the Rules promulgated thereunder. However, the Reporting Persons deny such group status.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with

CUSIP No. 41754V103	Page 11 of 14 pages
the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 41754V103	Page 12 of 14 pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

THE PABRAI INVESTMENT FUND II, L.P.

By:	Dalal Street, LLC, Its General Partner

	By:	/s/ Mohnish Pabrai

Mohnish Pabrai, Chief Executive Officer

PABRAI INVESTMENT FUND 3, LTD.

By:	/s/ Mohnish Pabrai

Mohnish Pabrai, President

THE PABRAI INVESTMENT FUND IV, L.P.

By:	Dalal Street, LLC, Its General Partner

	By:	/s/ Mohnish Pabrai

Mohnish Pabrai, Chief Executive Officer

DALAL STREET, LLC.

By:	/s/ Mohnish Pabrai

Mohnish Pabrai, Chief Executive Officer

/s/ Harina Kapoor

Harina Kapoor

/s/ Mohnish Pabrai

Mohnish Pabrai

CUSIP No. 41754V103	Page 13 of 14 pages
EXHIBIT INDEX

EXHIBIT	DESCRIPTION
EXHIBIT A	JOINT REPORTING AGREEMENT

CUSIP No. 913837100	Page 14 of 14 pages
EXHIBIT A
JOINT REPORTING AGREEMENT
This will confirm the agreement by and among the undersigned that the Schedule 13G/A filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Common Stock of Harvest Natural Resources, Inc. is being filed on behalf of each of the parties named below.

Dated: February 14, 2008

THE PABRAI INVESTMENT FUND II, L.P.

By:	Dalal Street, LLC, Its General Partner

	By:	/s/ Mohnish Pabrai

Mohnish Pabrai, Chief Executive Officer

PABRAI INVESTMENT FUND 3, LTD.

By:	/s/ Mohnish Pabrai

Mohnish Pabrai, President

THE PABRAI INVESTMENT FUND IV, L.P.

By:	Dalal Street, LLC, Its General Partner

	By:	/s/ Mohnish Pabrai

Mohnish Pabrai, Chief Executive Officer

DALAL STREET, LLC.

By:	/s/ Mohnish Pabrai

Mohnish Pabrai, Chief Executive Officer

/s/ Harina Kapoor

Harina Kapoor

/s/ Mohnish Pabrai

Mohnish Pabrai